Exhibit 99.2

RISK FACTORS

Unless otherwise indicated and unless the context otherwise requires, “we,” “us,” “our,” “Lilium” or the “Company” refer to Lilium N.V., a Dutch public limited liability company (naamloze vennootschap), and its subsidiaries. An investment in our securities involves a high degree of risk. You should carefully consider the risks described below as well as the other information included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 15, 2024 (the “Annual Report”), before investing in our securities. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. Capitalized terms used but not defined herein have the meaning given to such terms in the Annual Report.

Risks Related to Our Business and Financial Position

Our business plans require a significant amount of capital. Additionally, our future capital needs will require us to sell additional equity or debt securities that may adversely affect the market price of our listed securities and dilute our shareholders or introduce covenants that may restrict our operations.

We expect our expenses and capital expenditures to continue to be significant in the foreseeable future as we expand our development, certification, production and commercial launch, and expand our existing facilities for technology prototyping and production. We currently estimate that we will require substantial additional cash to fund our operations until type certification and entry into service and expect to fund our ongoing operations with existing cash on hand, non-dilutive methods of financing such as debt instruments, government support (including, as previously announced, potentially from the German and French governments) and pre-delivery payments from customers, among other non-dilutive methods, and also dilutive methods of financing such as the issuance of additional equity securities (including pursuant to facilities such as a standby equity purchase agreement or an equity line of credit) and potentially additional investments by existing shareholders.

Lilium currently expects the first manned test flight of the Lilium Jet to occur in early 2025, following which we anticipate receiving pre-delivery payments that we have included and intend to continue to include in our binding contracts. Any pre-delivery payments we receive would become available for our use towards the significant additional costs of securing Type Certification of the Lilium Jet. However, in some cases our ability to access and use pre-delivery payments to fund our operations may be contingent upon the achievement of certain agreed milestones and customary financial thresholds. Our anticipated receipt of pre-delivery payments, and our ability to access and utilize such payments upon receipt to fund operations, is subject to several risks and uncertainties, many of which are out of our control and there can be no assurance that we will achieve the milestones and/or financial thresholds necessary to trigger pre-delivery payments becoming payable or accessible. In particular, to conduct our first manned test flight Lilium must apply for and obtain a permit from EASA and while we expect to obtain such permit in time to for the first manned test flight to occur in early 2025, there can be no assurances as to exactly when we will obtain such permit, if at all.

Additionally, Lilium’s discussions with the German and French governments are ongoing and the outcome of any discussions will depend on a number of variables (including the conclusion of due diligence to the satisfaction of such governmental entities or their representatives), many of which are outside of our control. There can be no assurances that our discussions with the German and French governments will continue successfully or result in any government support.

Our level of expenses and capital expenditures will be significantly affected by customer demand for our products and services. The fact that we have a limited operating history and are entering a new industry means we have no historical data on the demand for our products and services and such demand may never develop. As a result, our future capital requirements are uncertain and actual capital requirements may be different from those we currently anticipate. We will require additional equity or debt financing or government grants or subsidies to finance our expenses and capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor and customer acceptance of our industry and business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business, both of which could mean that we would be forced to curtail or discontinue our operations.

We may also seek to raise additional capital through the issuance of additional Class A Shares (including securities convertible into or exercisable for Class A Shares) or debt securities with conversion rights (such as convertible bonds and option rights). An issuance of additional Class A Shares (including securities convertible into or exercisable for Class A Shares) or debt securities with conversion rights will cause dilution to existing shareholders and could potentially reduce the market price of our securities. In addition, the issuance of equity or debt securities at certain prices could trigger anti-dilution adjustments in some of our outstanding warrants, which could cause dilution to existing shareholders. We currently cannot predict the amounts and terms of any such future offerings of equity or debt securities.

Additionally, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility or other debt financing. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. The sale of additional equity or equity-linked securities could dilute our shareholders.

As part of our business strategy, we continue to evaluate capital raising and strategic opportunities from and with a number of sources, including private investors, strategic partners, business counterparties and government sources. Such opportunities could include joint ventures and strategic partnerships. We may enter into non-binding letters of intent as we assess the commercial appeal of potential transactions. Any potential transactions could be material to our business, financial condition and operating results and may involve the issuance of additional Class A Shares, securities convertible into or exercisable for additional Class A Shares and other securities.

Additional dilution may arise from the acquisition of, or investments in, companies in exchange, fully or in part, for newly issued shares, options granted to our business partners or from the exercise of stock options by our employees in the context of existing or future share option programs or the issuance of shares to employees in the context of existing or future employee participation programs.

We have incurred significant losses and expect to incur significant expenses and continuing losses for the foreseeable future, and we may not achieve or maintain profitability, and there is substantial doubt about our ability to continue as a going concern.

We have incurred significant operating losses. Our operating losses were €400.6 million, €278.9 million and €270.7 million for the years ended December 31, 2021, 2022 and 2023, respectively. We expect to continue to incur substantial losses during 2024. Our consolidated financial statements for the year ended December 31, 2023 have been prepared on a basis that assumes we will continue as a going concern, as described in the notes to our consolidated financial statements included elsewhere in the Annual Report. Our current forecast indicates that we do not have sufficient funds to fund our operations for the foreseeable future. Additionally, we must reach several milestones, including completion of our research and development program, and regulatory approvals, which will have an increased importance as we progress toward commercialization. Consequently, our ability to continue as a going concern is largely dependent on our ability to successfully progress with our business model and to raise additional funds in the near future through a combination of debt financing, equity offerings, partnerships and grant funding. Our forecasts are based on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect or require more significant amounts of capital than anticipated to achieve Type Certification and commercialization of our Lilium Jets. Additionally, we have not yet started commercial operations, making it difficult for us to predict our future operating results, and we believe that we will continue to incur operating losses until at least the time we begin commercial operations. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability.

We expect our expenses and capital expenditures to continue to be significant in the foreseeable future as we expand our development, certification, production and commercial launch, expand our existing facilities for technology prototyping and production and as we engage in the following activities:

•	continue to design, certify and produce our Lilium Jet;

•	continue to engage suppliers in the development of aircraft components and commit capital to serial production of those components;

•	finish building our production capabilities to assemble the major components of our jets (the propulsion systems, energy system assembly and aircraft integration), as well as the cost associated with outsourcing production of subsystems and commodity components;

•	continue to close relationships with infrastructure providers to build and develop Vertiport infrastructure, and with third-party operators and other necessary partners, to launch and operate network operations;

•	hire employees in areas such as production, marketing, sales and administration as we reach different milestones on our path towards Type Certification and commercialization of our business;

•	continue to engage with third party providers for design, testing, certification and commercialization of our business;

•	build up inventories of parts and components for our jets;

•	further enhance our research and development capacities to continue the work on our jet’s technology, components, hardware and software performance;

•	continue to test and certify the performance and operation of our jets;

•	work with third-party providers to train pilots, mechanics and technicians in our proprietary jet operation and maintenance;

•	continue to develop our sales and marketing activities in order to establish relationships and work with, among others, customers, leasing companies and private individuals to fill our sales pipeline; and

•	continue to develop our general and administrative functions to support our growing operations and our responsibilities as a public company.

Because we will incur the costs and expenses from these efforts before we receive any associated revenue, our losses in future periods will likely continue to be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in the revenue we anticipate, which would further increase our losses. Based on our recurring losses from operations since inception, expectation of continuing operating losses in the future and the need to raise additional capital to finance our future operations, we have concluded that there is substantial doubt about our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Substantial Doubt about the Company’s Ability to Continue as a Going Concern” in the Annual Report.

In addition, the economic environment could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support operations. If we are unable to raise additional funds through equity, debt or other financings when needed, we may be required to delay, limit, reduce or, in the worst case, terminate our research and development and commercialization efforts and may not be able to fund our continuing operations. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

Our warrants are accounted for as liabilities and changes in the fair value of our outstanding warrants have adversely impacted, and may continue to adversely impact, our financial results.

In accordance with IFRS, our warrants are recognized as derivative financial instruments. Accordingly, we generally classify warrants as financial liabilities measured at fair value through profit or loss, which are subject to remeasurement at each balance sheet date until exercised or expired, and any change in fair value is recognized as finance income or finance expenses. As a result of recurring fair value measurement, our financial statements and results of operations may fluctuate based on factors outside of our control. Due to recurring fair value measurement, we recognize non-cash gains or losses on our outstanding warrants each reporting period and the amount of such gains or losses has been, and could continue to be, material.

For example, for the year ended December 31, 2023, our finance expenses increased to €131.1 million from €2.0 million in 2022, which mainly resulted from changes in the fair value of our warrants of €129.6 million. Changes in the fair value of our outstanding warrants, including those issued after December 31, 2023, may continue to materially impact our financial results.

The eVTOL market may not continue to develop, eVTOL aircraft may not be adopted by the transportation market, eVTOL aircraft may not be certified by transportation and aviation authorities or eVTOL aircraft may not deliver the expected reduction in operating costs or time savings.

eVTOL aircraft involve a complex set of technologies and are subject to evolving regulations, many of which were originally not intended to apply to electric and/or VTOL aircraft. Before any eVTOL aircraft can fly passengers, manufacturers and operators must receive requisite regulatory approvals, including—but not limited to—aircraft Type Certification and certification-related to air service operations (e.g., AOC, etc.). No eVTOL aircraft have passed certification by EASA or the FAA for commercial operations in Europe or the U.S., respectively, and there is no assurance that the Lilium Jet will receive government certification in a way that is market-viable or commercially successful, in a timely manner or at all. Gaining government certification requires us to prove the performance, reliability and safety of our Lilium Jet, which cannot be assured.

Our ability to progress toward Type Certification and prove the performance, reliability and safety of our Lilium Jet depends on our ability to create and assemble final prototypes and type-conforming aircraft, which in turn depends upon the timely delivery from our third-party suppliers of the component parts and software, in each case to the required specifications, that are necessary for such assembly. We have experienced in the past, and it is possible we may experience in the future, delays in the scheduled delivery of certain parts for our flight testing equipment, component parts of the aircraft, and software as a result of supply chain constraints. To the extent we experience further or additional delays to scheduled deliveries of parts and/or software, our ability to achieve various regulatory milestones, including Type Certification of the Lilium Jet, could be delayed or otherwise impacted.

Additionally, the regulatory standards for eVTOL aircraft are under continuing assessment and development by EASA, the FAA and other applicable regulatory agencies and remain subject to change, and we are subject to uncertainty relating to the standards that may ultimately be applicable to the certification and operation of the Lilium Jets, as well as the timeline on which such regulatory standards are developed, implemented and approved by the applicable regulatory agencies. The Lilium Jet’s operations will also be subject to national, federal, state and municipal licensing requirements and other regulatory measures in each jurisdiction it operates in, and changes may be required to proposed Vertiport infrastructure to satisfy licensing or regulatory requirements. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition and results of operations.

The success of our business depends on the safety and positive perception of the Lilium Jets, the establishment of strategic relationships, the convenience of Vertiports and our ability to effectively market and sell RAM services and products.

We have not commenced commercial operations, and we expect that our success will be highly dependent on our target customers’ embrace of RAM and eVTOL vehicles, which we believe will be influenced by the public’s perception of the safety, convenience and cost of our Lilium Jets specifically but also of the industry as a whole. As a new industry, the public has low awareness of RAM and eVTOL vehicles, which will require substantial publicity and marketing campaigns in a cost-effective manner to effectively and adequately target and engage our potential customers. If we are unable to demonstrate the safety of our jets, the convenience of our jets or the cost-effectiveness and time-savings of our RAM services as compared with other commuting, goods transportation, airport shuttle or regional transportation options, our business may not develop as we anticipate it could, and our business, revenue and operations may be adversely affected. Further, our sales growth will depend on our ability to develop relationships with infrastructure providers, airlines, other commercial entities, municipalities and regional governments and landowners, which may not be effective in generating anticipated sales, and marketing campaigns can be expensive and may not result in the acquisition of customers in a cost-effective manner, if at all. If conflicts arise with our strategic counterparties, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Our strategic counterparties may develop, either alone or with others, products or services in related fields that are competitive with our products and services.

We have a limited operating history and face significant challenges to develop, certify, manufacture and launch our products and services in a new industry—urban and regional air transportation services. Our Lilium Jet remains in development and is not yet type certified, and there can be no guarantee it will ever be type certified.

Lilium was incorporated in 2015, and we intend to operate in the newly emerging RAM market, which is continuously evolving. We have no experience as an organization in high volume manufacturing of our planned Lilium Jets or operation of a commercially viable RAM service. We cannot assure you that we or our suppliers and other commercial counterparties will be able to develop efficient, cost-efficient manufacturing capability and processes and reliable sources of component supplies that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully produce and maintain Lilium Jets. The specifications for the Lilium Jets remain under development, and we currently anticipate developing a lineup of Lilium Jets, including four-passenger and six-passenger models, with differing specifications and design targets.

However, our Lilium Jets are not yet fully operational, and we might not achieve all of our performance targets for one or more of our anticipated configurations of Lilium Jets, which may impact our commercialization timeline and would materially impact our business plan and results of operations. Additionally, the Lilium Jet is not yet type certified, and there can be no guarantee it will ever be type certified by an applicable regulatory agency. Type Certification remains subject to our completion of certification activities, and we could experience delays in the event of additional or changing regulatory requirements or regulators requiring unexpected testing or analysis, as well as delays in the delivery of required parts for flight testing equipment or the parts and/or software necessary to assemble the final prototypes and type-conforming aircraft required for completion of certification activities. Further, the Lilium Jet cannot be utilized in commercial services until we have received Type Certification for the Lilium Jet. See also “— We may be unable to sell our jets or launch our services on the timeline, or with the scope of services, that we are anticipating” below. You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into a new industry, including, among other things, with respect to our ability to:

•	design and produce safe, reliable and high-quality Lilium Jets and scale that production in a cost-effective manner;

•	continue to engage third-party suppliers for the timely provision of the various parts and software needed to conduct flight testing and for assembly of the Lilium Jet;

•	obtain the necessary certification and regulatory approvals in a timely manner;

•	build a well-recognized and respected brand;

•	establish and expand our customer base;

•	successfully build an order book of aircraft and aftermarket support agreements with, among others, customers, leasing companies and private aircraft customers;

•	collaborate with our anticipated partners for them to build efficient regional network services;

•	collaborate with our anticipated partners to build and maintain a convenient network of Vertiports;

•	collaborate with operators of the Lilium Jet to ensure the Lilium Jet provides passengers with an enjoyable and safe experience;

•	properly price our products and services and successfully anticipate the take-up rate and usage of such products and services by our target customers;

•	successfully maintain and service Lilium Jet fleets, once commercialized, and maintain a good flow of spare parts and qualified technicians;

•	attract, train and maintain pilots, mechanics, engineers and technicians trained in the Lilium Jet and motivate other talented employees to remain with the Company;

•	improve and maintain our operational efficiency;

•	maintain a reliable, secure, high-performance and scalable technology infrastructure;

•	predict our future revenues and appropriately budget for our expenses;

•	anticipate trends that may emerge and affect our business;

•	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

•	secure, protect and defend our intellectual property; and

•	navigate an evolving and complex regulatory environment.

If we fail to adequately address any or all of these risks and challenges, our business may be materially and adversely affected.

The RAM market for eVTOL passenger and goods transport services does not exist; whether and how it develops is based on assumptions, and the RAM market may not achieve the growth potential we expect or may grow more slowly than expected.

Our estimates for the total addressable market for eVTOL RAM regional passenger and goods transport services are based on a number of internal and third-party estimates, including customers who have expressed interest, assumed prices at which we can offer our jets and services, assumed aircraft development, certification and production figures, our ability to manufacture, obtain regulatory approval and certification, and operate our jets, assumed Vertiport networks available to us in our target markets, assumed safety protocols and redundancies, our internal processes and general market conditions. We have also based our estimates upon, among other factors, industry publications and related projections, historical growth rates of the automotive, aviation and rail transportation segments, the proportions of the foregoing segments that involve trips of less than 250 km and other market research performed by the Company. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct, and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our RAM passenger transport and goods transport services, as well as the expected growth rate for the total addressable market, may prove to be incorrect, which could negatively affect our operating revenue, costs, operations and potential profitability.

We may be unable to adequately control the costs associated with our pre-launch operations, and our costs will continue to be significant after we commence operations.

We will require significant capital to develop and grow our business, including designing, developing, testing, certifying and manufacturing our aircraft, building our manufacturing plant, supporting arrangements for Vertiports and other commercial activities, educating customers on the safety, efficiency and cost-effectiveness of our products and services and building our brand. Our research and development expenses were €144.6 million, €175.6 million and €183.8 million in 2021, 2022 and 2023, respectively, and we expect to continue to incur significant expenses, which will impact our profitability, including continuing research and development expenses, manufacturing, maintenance and procurement costs, marketing, customer and payment system expenses, and general and administrative expenses as we scale our operations. Additionally, any delays in the Type Certification and entry-into-service of the Lilium Jet, including as a result of any supply chain constraints we and/or our third-party suppliers have experienced and may continue to experience in the future, will extend the period of time during which we have to fund our ongoing operating expenses without the benefit of commercialization of the Lilium Jet and related revenue. Our ability to become profitable in the future will not only depend on our ability to achieve Type Certification and successfully market our jets and services but also our ability to control our costs and secure serial commercial production of the various component parts necessary for the manufacture of the Lilium Jet, many of which component parts are novel or unique to our aircraft and to date have not been manufactured on a commercial scale. If we are unable to efficiently design, certify, manufacture, market, operate, sell and service our jets and operations, our margins, profitability and prospects would be materially and adversely affected.

We may experience difficulties in managing our growth and commercializing our operations.

We expect to experience significant growth in the scope and nature of our manufacturing and service operations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We will continue to periodically review our controls, compliance programs and reporting systems, and, where appropriate, strive to strengthen such controls, compliance programs and reporting systems. However, given the expected significant growth in the scope and nature of our manufacturing and service operations, we may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, responsible personnel, systems and procedures, which could have an adverse effect on our business, reputation and financial results.

We may be unable to sell our jets or launch our services on the timeline, or with the scope of services, that we are anticipating.

We need to resolve significant regulatory, operational, logistical and other challenges in order to implement our anticipated business models of: (i) targeting general business aviation customers as a business line that we intend to deploy in tailored offerings primarily with our four-seater Lilium Jet models through private or fractional ownership sales (“Private and Fractional Sales”); and (ii) selling fleets of Lilium Jets and related aftermarket services directly to enterprise and other customers (“Turnkey Enterprise”). We do not currently have the necessary regulatory approval or all of the necessary manufacturing and distribution infrastructure in place to sell our jets or operate our services, and such regulatory approvals and/or manufacturing and distribution infrastructure may not be established at all or at the times or under conditions we anticipate.

Our Lilium Jets have not yet received any EASA or FAA certification/approvals, and we are working through the details of the required airspace, operational authority and other relevant and necessary multinational, federal, national and local government approvals, which are essential to the sale of our jets and the operation of our services. Additionally, the EASA and FAA certification and approval processes may be further impacted by any changes to applicable regulations in the future and may raise requirements, such as range reserve requirements, that may impact our ability to achieve our target specifications or require us to implement design changes in order to obtain such certification and approvals, and could lead to delays in our certification and commercialization timelines.

Our anticipated timeline for certification and commercialization of the Lilium Jet depends on inherently subjective internal evaluations of our program and our assumptions and beliefs regarding related progress with respect to various regulatory milestones. This timeline also depends in large part upon the timely delivery from our third-party suppliers of the required parts for flight testing equipment and the component parts and software, in each case meeting the required specifications, necessary for the assembly of final prototypes and type-conforming aircraft. Any delays in the delivery of such parts and software, whether due to supply chain constraints, redesigns or otherwise, will likely delay our ability to achieve Type Certification and commercialization of the Lilium Jet. While we believe that the assumptions and beliefs that inform our internal program and certification progress reviews are reasonable and based upon information available to us at the time of determination, any deficiencies or inaccuracies in such assumptions or beliefs, or any emergent and unanticipated developments (for example, with respect to the final design of the Lilium Jet or changes to the applicable regulatory frameworks for certifying eVTOL aircraft) could cause our expectations regarding this timeline to be inaccurate and the actual timeline for certification and commercialization of the Lilium Jet could be materially different from what we currently expect.

Any delay in the financing, design, manufacture and commercial launch of our Lilium Jets, any delay in the receipt of all necessary regulatory approvals and certifications, and any determination by a transportation or aviation authority that we cannot manufacture or sell our jets or provide or otherwise engage in the services as we contemplate could materially damage our brand, business, prospects, financial condition and operating results, and may require us to incur significant additional costs and create adverse publicity for our business. If we are not able to overcome these challenges, our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

Our business models have yet to be tested or regulatorily approved, and any failure to commercialize our strategic plans would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.

Any new business will encounter challenges and difficulties, especially a business pioneer operating in a newly emerging market. Many of these challenges will be beyond our control, including substantial risks and expenses to create a new market, set up operations and educate potential customers about a new market. You should consider the likelihood of our success in light of these risks, expenses, complications and delays discussed in these Risk Factors. There is nothing at this time upon which to base an assumption that our business models will prove successful, and we may not be able to generate significant revenue, raise additional capital or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the capital-intensive nature of our business, we expect to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Any investment in Lilium is therefore highly speculative and could result in the loss of your entire investment.

We anticipate commencing commercial operations with our fully developed Lilium Jet, if regulatorily approved and certified, which remains under development and has yet to complete the testing and certification process. Any delay in completing testing and certification, and any design changes that may be required to be implemented in order to receive Type Certification for the Lilium Jet, may adversely impact our business plan and our financial condition.

We are currently engaged in a rigorous design and testing program that is fundamental to the Type Certification process. Achieving Type Certification for the Lilium Jet is a pre-requisite to being cleared to sell our jets or operate with commercial passengers using our eVTOL jet aircraft. The Type Certification process requires us to design the aircraft in line with specific certification requirements and verify that the design meets these requirements through design, analysis, testing and flight testing. This verification requires us to submit design and testing data to airworthiness authorities (e.g., EASA) for their approval. Our ability to conduct the requisite testing in order to submit related data to EASA and other airworthiness authorities depends on our ability to create and assemble final prototypes and type-conforming aircraft, which in turn depends upon the timely delivery from our third-party suppliers of the required parts for flight testing equipment and component parts and software, in each case to the required specifications, necessary for such assembly and related testing. We have experienced in the past, and it is possible we may experience in the future, delays in the scheduled delivery of certain parts for our flight testing equipment, component parts of the aircraft, and software as a result of supply chain constraints. To the extent we experience further or additional delays to scheduled deliveries of parts and/or software, such delays may adversely impact the timing of required submissions to EASA and other airworthiness authorities and as a result cause delays in our anticipated timeline for achieving Type Certification.

Following each major design step, test or flight test, we analyze the resulting data and determine whether changes to the jet design, propulsion, electric motor, battery system, structures or other hardware and software systems are required. We are engaged in a process of carefully reviewing and implementing preliminary design and test data to identify and implement changes to the Lilium Jet in order to ensure safety protocols are met and sufficient redundancies in place, and that battery efficiency, aircraft performance, and maximum load capacities are optimized. Additionally, the Lilium Jet is not yet type certified, and there can be no guarantee it will ever be type certified. Type Certification remains subject to our completion of certification activities, and we could experience delays in the event of additional or changing regulatory requirements or regulators requiring unexpected testing or analysis, as well as due to supply chain constraints.

For example, in February 2020, our Phoenix technology demonstrator was damaged in a fire while undergoing maintenance, including the installation of battery modules that were in use at the time (which is not the same energy system that we intend to use for Type Certification or serial production), resulting in the total loss of the aircraft. Although Lilium property was damaged, no injuries or casualties resulted from the fire; however, the damage to our first demonstrator, designated “Phoenix,” caused significant delays in the testing and analysis as we redesigned the energy system in our next generation demonstrator, Phoenix 2, and addressed safety protocols, as further discussed under “Item 4. Information on the Company — B. Business Overview — Our Lilium Jet” of the Annual Report. If incidents like these occur during testing, if our remediation measures and process changes are not successfully implemented or if we experience issues with manufacturing improvements or design, certification and safety, the anticipated launch of our commercial operations could be delayed. Any failures of our technology demonstrators to achieve anticipated flight test results could lead to further design changes, and potentially program delays, as we continue to review demonstrator operating data to optimize our aircraft design and reduce program and certification risks.

Any delays in the development, certification, manufacture and commercialization of the Lilium Jet and related technology, such as battery technology or electric motors, may adversely impact our business, financial condition and results of operations.

We have previously experienced, and may experience in the future, delays or other complications in the design, certification, manufacture, launch, production and servicing ramp up of our jets and related technology, including as a result of delays in the scheduled deliveries of certain parts for flight testing equipment, component parts of the aircraft, and necessary software (the timing of which have been and may continue to be affected by supply chain constraints). If further delays arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with planned manufacturing improvements or design and safety, we could experience issues in sustaining the progress towards commercialization or delays in increasing production capacity. Notably, many of the components for the jet are proprietary and/or novel (e.g., the battery cell technology that we intend to use), and as a result have never been manufactured on a commercial scale. Even if we are successful in developing prototypes and functional iterations of these various components, there can be no guarantee that we or our suppliers will be able to achieve large-scale, cost-effective commercial production of these components according to our schedule or at all. If we encounter difficulties in scaling our production or servicing capabilities, if we fail to obtain batteries from our suppliers that meet the required performance parameters, if our jet technologies and components (and the related costs of production) do not meet our expectations, if the manufacturing capabilities of Lilium or our suppliers are unable to achieve cost-effective serial production of jet components, or if we are unable to launch and sell our jets or operate our services before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, we may not be able to achieve our performance targets in aircraft range, speed, payload and noise or launch products on our anticipated timelines, and our business, financial condition and results of operations could be materially and adversely impacted.

In late 2021, we commenced our PDR, which consisted of a comprehensive series of technical reviews to assess whether the aircraft architecture of the Lilium Jet would meet airworthiness requirements, deliver the performance requirements assumed in the business case and be produced at the appropriate quality levels and at scale. This review has been successfully completed. The results of the PDR process resulted in the implementation of changes to the specifications and design targets for the Lilium Jet, including certain specifications and design targets we have previously announced publicly. For example, we reduced the number of engines from 36 to 30, and we added a landing gear capable of conventional running landing, intended initially for non-standard / emergency operations only. Additionally, our next development gate, CDR, which commenced in 2023, may lead to additional changes to our specification and design targets for the Lilium Jets, which changes could be significant. Such initial and any future changes to the specifications or design targets for the Lilium Jets driven by the PDR, CDR or our continuing development and design activities, or any delays we face in completing our CDR and related reviews, may result in delays in our ability to begin contracting with additional suppliers and the certification, production and commercialization of our Lilium Jets. Further, the announcement of changes to our previously publicized specifications and design targets could lead to reputational harm and diminished confidence in our development processes by market participants and prospective customers. If we experience any such changes or delays, our business, financial condition and results of operations could be materially and adversely affected.

Although we hope to be among the first to bring eVTOL RAM jets and services to market, our competitors have also displayed eVTOL technology demonstrators and may gain certification and commercialize their vehicles to allow them to enter the market before us.

We face intense competition to be among the first to bring our eVTOL RAM jets and services to market, as further discussed under “Item 4. Information on the Company — Competition” of the Annual Report. Some of our current and potential competitors may have greater financial, technical, manufacturing, regulatory, marketing and other resources than we do, which may allow them to deploy greater resources to the design, certification, development, regulation, manufacturing, promotion, sales, marketing and support of their eVTOL vehicle fleet and customer services. Additionally, some of our competitors may have greater name recognition, larger sales forces, broader customer and industry relationships and other resources than we do. These competitors may also compete with us in recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our jets and our customer services, and they may secure more convenient, exclusive use of Vertiports than we are able to secure. These competitors may also secure intellectual property related to eVTOL jets and related services. There has been some consolidation in the industry, for example, Joby Aviation’s acquisition of Uber Elevate and partnership with Uber in December 2020, Archer Aviation appointing Wisk Aero as its exclusive provider of autonomy technology for future variants of Archer Aviation’s aircraft, and further consolidation may result in even more resources being concentrated in our competitors. We cannot provide assurances that our eVTOL jets or services will be among the first eVTOL aircraft to market. Even if our eVTOL RAM jets or services are among the first to market, we may not receive any competitive advantage, or our potential customers may not choose our jets or services over those of our competitors or over other transportation options, such as helicopters, or terrestrial passenger options like cars, trains, buses or subways or other goods delivery methods such as trucking, van, car or unmanned drones. Further, our competitors may obtain larger scale capital investment than we have access to, and they may benefit from our efforts in developing consumer and community acceptance for eVTOL aircraft, making it easier for them to obtain the permits and authorizations required to operate a service in the markets in which we intend to launch or in other markets.

If we are unable to generate significant revenue from the services market for the Lilium Jet, our business, financial condition and results of operations will be harmed.

We have recently introduced the eVTOL industry’s first customer service organization, named “Lilium POWER-ON.” Our customer service organization is intended to offer operators of the Lilium Jet the full aircraft manufacturer services portfolio, including training services, maintenance operations, material management and global distribution, flight operations support, ground service equipment, and digital solutions. Our success depends, in part, upon our ability to service and maintain the global fleet of Lilium Jets. We expect to rely on a combination of utilizing aftermarket material sales and service providers plus service offerings we develop in-house and will likely face competition in doing so. With our planned network of exclusive training, material distribution service providers, authorized service centers, and licensed ground support equipment providers, we intend to control access to and use of our proprietary technology. However, we may not be able to insulate our company from unauthorized aftermarket competition. If our customer service organization does not perform as expected or if we are unable to generate material sales in aftermarket services, our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

Any inability of eVTOL network services to develop and operate at anticipated flight rates, on anticipated routes or with anticipated Vertiports could adversely impact our business, financial condition and results of operations.

Even if we complete the development, certification, manufacture and commercial launch of our Lilium Jet and eVTOL network services are developed, we will be dependent on one jet design platform and jets that we manufacture. To be successful and satisfy the assumptions in our business plan, it will be necessary for eVTOL network services to develop at a sufficient service operation rate consisting of a minimum number of flights per day per jet across a distributed Vertiport infrastructure, which will be negatively impacted if Lilium Jet operators are not able to operate flight services for any reason. Lilium Jet operators may be unable to operate the anticipated service operation rate for a number of reasons, such as unexpected weather patterns, maintenance issues, pilot error, design and electronic motoring flaws, airway access restrictions, natural disasters, changes in governmental regulations or in the status of our regulatory certifications and approvals or applications or other events that suspend or delay operations. At launch, we expect our jets will be certified for Visual Flight Rule conditions, which means that they will have reduced operations under adverse weather conditions such as storms, fog or heavy precipitation, with enhanced certification planned soon after launch. We intend to extend our certification to all-weather capabilities, although we may be unable to do so, and to receive certification, we may incur significant costs to improve the climate resiliency of our jets. Vertiports may be located in areas susceptible to hurricanes and sudden storms, as well as related flooding (such as in Florida), or may be located in areas prone to freezing and snowstorms (such as in Germany), the occurrence of any of which could result in costs and loss of revenue. The potential physical effects of climate change, such as increased frequency and severity of storms, fog, mist, freezing conditions and other climate-related events, could affect the frequency of eVTOL network operations and cause delays and cancellations to services, which would materially impact public perception and market image, demand for Lilium Jets and our financial results. If Lilium Jet operators need to replace any components or hardware in our jets, many of which will be bespoke or custom-produced by or for us, there are limited numbers of replacement parts available, some of which have significant lead time associated with procurement or manufacture, so any unplanned failures could result in reduced jet service, cause dissatisfaction from Lilium Jet operators and adversely affect our operating results.

A failure to increase air traffic capacity in key markets could cause capacity limitations for Lilium Jet operators. Weaknesses in existing air traffic control systems, including outdated procedures and technologies, may limit flight capacity, causing delays and disruptions for Lilium Jet operators. Lilium Jet operators may compete with other eVTOL and traditional air transit companies for airspace in an evolving regulatory framework. An inability of Lilium Jet operators to secure sufficient airspace to operate the Lilium Jets as intended could reduce demand for our goods and services and adversely impact our business, financial condition and results of operations.

Consumers may not generally accept the RAM industry. If potential consumers of eVTOL RAM services are not convinced of the convenience of RAM services and operators are unable to generally provide the high-quality customer service that will be expected of a premium service, our business and operating results may be materially and adversely affected.

Our ability to generate sales of Lilium Jets will depend on the development of Vertiports and operators being able to provide high quality customer service, including with respect to sales, payment, scheduling, security, baggage handling, on-site service, pre-boarding lounges, and post-boarding customer support, as well as first-mile and last-mile integration with airports, train stations, bus terminals and urban transport systems. Vertiport and RAM service operators may be unable to integrate these services efficiently, or at all, at favorable prices, which could reduce the customer appeal of RAM services and demand for Lilium Jets. Further, although operators of the Lilium Jet may have experience in providing other transportation services, they will initially have limited experience in servicing our jets and operating eVTOL flight routes. Our business and our brand will be affiliated with these third-party service operators, and we may experience harm to our reputation and decreased demand for our jets if these operators provide consumers with poor service, generate negative publicity, or cause or experience accidents or safety incidents. Further, if widespread Vertiport that comply with applicable laws fails to develop, consumers’ receptivity to eVTOL RAM services and general satisfaction levels could be adversely affected, which in turn could materially and adversely affect our reputation and demand for Lilium Jets and, thus, our sales, results of operations and prospects.

Lilium has limited experience negotiating commercial agreements with airline and private aircraft customers in our Turnkey Enterprise and Private and Fractional Sales business lines, and failure to effectively contract with prospective customers on acceptable terms may have an adverse impact on our business, financial condition and results of operations.

Our ability to grow our business, expand our relationships with prospective customers and generate revenue from our anticipated commercial operations will depend, to a significant extent, on the success of our commercial and marketing teams in identifying target customers, including airline and private aircraft customers, and our ability to effectively contract with such persons on acceptable terms. Our commercial team has limited experience in negotiating commercial agreements with prospective airline and private aircraft customers with regard to the Lilium Jet and, given the novelty of our products and the early stage of our business activities, negotiating and closing purchase and other agreements for the Lilium Jets and related aftermarket agreements with airline and private customers through our Turnkey Enterprise business line and other business models may require experience that we currently do not have. We plan to continue to mature our experience in this area, which may include recruiting and hiring personnel with the requisite skills. In addition, the hiring process can be costly and time-consuming, and new employees may require significant training and time before they achieve full productivity. Any such failure to develop, mature, and, if needed, expand our sales and marketing function and contracting experience could harm our growth prospects and ability to achieve or sustain profitability, and have an adverse effect on our business, financial condition and results of operations. For example, due to such inexperience, we may not be able to agree to future commercial contracts on acceptable terms or at all.

We may not be able to develop or deliver Lilium Jets with the specifications and on the timelines anticipated in any non-binding memoranda of understanding (“MOUs”) or term sheets or binding contractual agreements with customers or suppliers we have entered into or may enter into in the future, or prospective customers subject to binding contractual agreements may elect to cancel orders if permitted pursuant to the underlying agreement, which may lead to reputational harm, reduced revenues or cash payments or other forms of contractual penalties (in the case of non-compliance with contractual undertakings) and, as a result, adversely affect our business, financial condition and results of operations.

Although the Lilium Jet remains under development, we have commenced the process of discussing contracts and entering into non-binding MOUs and term sheets and binding agreements with prospective customers, as well as non-binding and binding agreements and arrangements with suppliers, regarding the production, sale and commercialization of the Lilium Jet. Although MOUs and term sheets are non-binding, they may contain anticipated design specifications and timelines for delivery of Lilium Jets to be covered by the definitive agreements entered into pursuant to such MOUs or term sheets. Our binding contracts to sell Lilium Jets may provide for anticipated design specifications, minimum guaranteed flight performance, certain customization and configuration options and delivery timelines and may require certification of the Lilium Jet by airworthiness authorities applicable to specific customers. These binding contracts may also generally provide for our receipt of pre-delivery payments upon the occurrence of various milestones if achieved by Lilium, including the first manned flight of a Lilium Jet and achievement of Type Certification by EASA (see also the risk described under the heading “Our business plans require a significant amount of capital. Additionally, our future capital needs will require us to sell additional equity or debt securities that may adversely affect the market price of our listed securities and dilute our shareholders or introduce covenants that may restrict our operations” for more information regarding pre-delivery payments). If we are unable to deliver the Lilium Jets under contract within the timeframes required or at all, in conformity with customers’ configuration specifications or in compliance with minimum guaranteed flight performance, we may be required to reduce the purchase price of the subject aircraft, we may be unable to collect such pre-delivery payments or may need to return pre-delivery payments we have received (in some cases, such as in the case of significant delivery delays, with interest). In addition, in some cases our binding agreements provide for Lilium Jets to be delivered in batches, with the purchaser having the discretion to confirm or cancel a batch at specified intervals ahead of pre-delivery payment obligations taking effect.

Given that the Lilium Jet remains under development and subject to certification by applicable regulators for commercial use, there can be no assurance that the Lilium Jets when certified, if at all, and delivered to customers will meet the specifications prescribed by these binding agreements or that our customers ordering in batches pursuant to binding agreements will confirm or not cancel their order as may be permitted, make pre-delivery payments with respect to, and ultimately take delivery of all of the Lilium Jets underlying their agreement.

Additionally, in our agreements with customers, or in connection with our arrangements with suppliers, we may commit to certain design specifications and parameters for the Lilium Jet that will be binding on us. If we are not able to deliver Lilium Jets or commit to delivery of Lilium Jets on the timelines or with the specifications identified in such binding contractual agreements we have entered into or may enter into in the future, we may be subject to contractual penalties or liabilities associated with such delays or altered specifications, including order cancellations, price reductions or required return of pre-delivery payments.

In the case of MOUs or term sheets, we may not be able to enter into definitive agreements for such arrangements acceptable to our counterparties on the terms contemplated by the MOUs or term sheets or at all. Additionally, any failure to meet any binding or anticipated contractual commitments relating to the Lilium Jet that we have entered into or may enter into in the future may lead to reputational harm, as well as a reduction in the revenues or cash payments that we anticipate receiving from such relationships. As a result, any such occurrences could have a material adverse effect on our business, financial condition and results of operations.

Adverse publicity stemming from any incident involving us or our competitors, or an incident involving any air travel service or unmanned flight based on autonomous technology, could have a material adverse effect on our business, financial condition and results of operations.

Electric aircraft are based on complex technology that requires skilled pilot operation and maintenance. Like any aircraft, they may experience operational or process failures and other problems, including through adverse weather conditions, unanticipated collisions with foreign objects, manufacturing or design defects, pilot error, software malfunctions, cyber-attacks or other intentional acts that could result in potential safety risks. Any actual or perceived safety issues with our jets, other electric aircraft or eVTOL aircraft, unmanned flight based on autonomous technology or the RAM industry generally may result in significant reputational harm to our business, in addition to tort liability, increased safety infrastructure and other costs that may arise. The electric aircraft industry has had several accidents involving prototypes. Our first Phoenix demonstrator was destroyed by a ground-maintenance fire in February 2020. Additionally, in February 2022, the technology demonstrator eVTOL aircraft of Joby Aviation, one of our competitors, was involved in an accident during flight testing. Eviation’s prototype eVTOL vehicle caught fire during testing in January 2020; a small battery-operated plane operated by Avinor and built by Slovenia’s Pipistrel crashed in Norway in August 2019; and an electric-motor experimental aircraft built by Siemens and Hungarian company Magnus crashed in Hungary in May 2018, killing both occupants. We are at risk of adverse publicity stemming from any public incident involving our company, our jets, our employees or our brand. If our personnel or one of our jets, or the personnel or vehicles of one of our competitors, were to be involved in a public incident, accident or catastrophe, the public perception of the RAM industry or eVTOL vehicles specifically could be adversely affected, resulting in decreased customer demand for our jets or services, significant reputational harm or potential legal liability, which could cause a material adverse effect on our sales and service volumes, business and financial condition. Although our insurance partially covered the damage caused by the February 2020 ground-maintenance fire, the insurance we carry may be inapplicable or inadequate to cover any such losses from incidents, accidents or catastrophes in the future. If our insurance is inapplicable or insufficient to cover any future incidents, we may be forced to bear substantial losses from an incident or accident.

If we are unable to successfully design and manufacture our jets, our business will be harmed.

We have expanded and are continuing to expand our manufacturing and testing facility at the Oberpfaffenhofen airfield at our headquarters near Munich. In 2023, at this site, we started assembly of the Lilium Jet for testing and certification. We have signed supply agreements with Tier 1 aerospace suppliers such as Toray Industries, Aciturri Aerostructures, Aeronamic, Aernnova, Astronics, Ratier Figeac (Collins Aerospace Group), Diehl Aviation, Expliseat, GKN Aerospace, L3 Harris, Honeywell Aerospace, Saint-Gobain Aerospace, Magnaghi Aeronautica, CUSTOMCELLS and Perryman. Further, we have entered into arrangements with many other Tier 1 and Tier 2 aerospace suppliers for the design, development, manufacturing and testing for parts and components for the Lilium Jet. We are also in discussions with additional manufacturing and outsourcing partners, as discussed under “Item 4. Information on the Company — Business Overview — Vendors and Suppliers” of the Annual Report.

Many of the parts and components we require will be custom-made for our jets at our production facilities or the production facilities of our outsourcing partners and suppliers; the equipment used to produce these parts and components would be costly to replace and could require substantial lead time to replace and qualify for use. We may not be able to successfully develop commercial-scale manufacturing capabilities internally or supply chain relationships with our intended Tier 1 suppliers or other suppliers. Other parts and components will be off-the-shelf products manufactured for the airline industry and are readily substituted. We have experienced in the past, and it is possible we may experience in the future, delays in the scheduled delivery of certain parts for our flight testing equipment, component parts of the aircraft, and software as a result of supply chain constraints. To the extent we experience further or additional delays to scheduled deliveries of parts and/or software, our ability to achieve Type Certification and serial manufacturing of the Lilium Jet could be delayed or otherwise impacted.

Additionally, our production facilities and the production facilities of our outsourcing partners and suppliers may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, such as the COVID-19 pandemic, which may render it difficult or impossible for us to manufacture our jets for some period of time. The inability to manufacture our jets or the backlog that could develop if our production facilities and the production facilities of our outsourcing partners and suppliers are inoperable for even a short period of time may result in delays in our intended launch or scale-out plans or harm our reputation. Although we maintain insurance for damage to our property, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

If the Lilium Jets we build fail to perform as expected, our ability to develop, market and sell our services could be harmed.

Once we commence delivery of the Lilium Jet to our customers, expected to occur in 2026, our jets may contain defects in design and manufacture that may cause them not to perform as expected or that may require repairs, service outages and design changes. Further, our Lilium Jets may be impacted by various performance factors that could impair customer satisfaction or cause delays or disruptions to our services, such as wind gusts during take-off and landing, turbulent air during flight, foreign object damage, fan stall or wing flutter, overloading, hail and bird strike, sub-optimal battery performance or excessive noise. If our Lilium Jets fail to perform as expected, we may need to delay deliveries of the Lilium Jet to our customers or reduce our roll out plans and commercial expansions, which could adversely affect our brand in our target markets and could adversely affect our business, prospects and results of operations.

We may not succeed in establishing, maintaining and strengthening our brand, which would materially and adversely affect customer acceptance of our services, reducing our anticipated sales and revenue.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Lilium brand and sell consumers on the safety, convenience and cost-effectiveness of our RAM services. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Our ability to develop, maintain and strengthen the Lilium brand will depend heavily on the success of our marketing efforts. When it launches, we expect the RAM industry to be intensely competitive, with a strong first-mover advantage, and we may not be among the first to sell our jets or launch our services, or we may be unsuccessful in building, maintaining and strengthening our brand. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

We are highly dependent on our management and senior leadership team, and the loss of our executives or other key employees could harm our ability to implement our strategic plan and adversely affect our business, financial condition and results of operations.

Our success depends, to a large degree, on the skills of our management and senior leadership team and our ability to retain, recruit and motivate key executives and employees. Our management and senior leadership team have significant industry experience, and their knowledge and relationships would be difficult to replace. Leadership changes may occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit qualified personnel. Competition for senior executives and skilled personnel in the eVTOL and aerospace industry is intense, which means the cost of hiring, paying incentives and retaining skilled personnel may continue to increase. We need to continue to attract and retain key personnel and to recruit qualified individuals to ensure the continued growth of our business. To attract and retain personnel with appropriate skills and knowledge to support our business, we may offer a variety of benefits, which could reduce our earnings or have a material adverse effect on our business, financial condition and results of operations. The loss of the services of any executive or other key personnel, the inability to recruit and retain qualified personnel in the future or an increase in compensation benefits could have a material adverse effect on our business, financial condition and results of operations.

Our business depends substantially on the efforts of our key employees and qualified personnel; our operations may be severely disrupted if we lose their services or are unable to recruit and hire sufficient competent personnel with the requisite skills.

Our success depends substantially on the efforts of our key employees and qualified personnel, and our operations may be severely disrupted if we lose their services or are unable to recruit and hire sufficient competent personnel with the requisite expertise and skills. Presently we have significant unfilled job positions, many of which are needed to fulfil critical expertise and skills in our engineering, production, quality, and operations departments. The failure to attract, integrate, train, motivate and retain these personnel could seriously harm our business and prospects including our ability: (i) to successfully build on-schedule the first set of type conforming aircraft needed for the compliance demonstration of the Lilium Jet, which includes the flight test campaign; and (ii) to successfully and timely obtain our Production Organization Approval necessary to manufacture and produce the Lilium Jet at scale. Further, as we build our brand, approach the start of production of the type confirming Lilium Jet, and become more well known, the risk that competitors or other companies may poach our talent increases.

There may be a shortage of trained pilots and qualified mechanics, which could reduce demand for our products and services and harm our business, and we may be unable to implement our growth plans.

Throughout the aviation industry, there is a shortage of trained pilots and qualified aircraft mechanics. Our ability to sell our products and services will depend, in part, on the ability of operators of the Lilium Jets to find, recruit and train pilots qualified to operate the Lilium Jet and mechanics qualified to perform the requisite maintenance activities, for which operators of our Lilium Jets will compete with airlines and other air mobility and transportation services companies, some of which will offer wages or benefit packages exceeding what operators of the Lilium Jets may offer. We intend to work with third parties to train pilots, mechanics and technicians in our proprietary jet operation and maintenance. However, if operators of the Lilium Jets are unable to hire, train and retain qualified pilots and mechanics, our business could be harmed, and we may be unable to implement our growth plans.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the aircraft industry generally for many employees at aircraft companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We may also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results.

We face risks related to health epidemics, including the COVID-19 pandemic.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks (such as the COVID-19 pandemic). The impact of COVID-19 created significant volatility in the global economy and led to reduced economic activity as well as significant inflationary pressures. The COVID-19 pandemic disrupted the manufacturing, delivery and overall supply chain for manufacturers and suppliers and led to a global decrease in personal and business travel around the world.

We may experience an adverse impact to our business as a result of COVID-19’s global economic impact, including any recession that has occurred or may occur in the future. COVID-19 or other emergent public health issues could also affect the operations of our suppliers and business partners. COVID-19 resulted in, and a resurgence of COVID-19 or other emergent public health issues could in the future result in further, delays or disruptions in the supply chain of our components, parts and materials, which could delay the development and rollout of Vertiport networks and our commercial operations, and as a result, would have an adverse impact on our business, operating results and financial condition.

Additionally, difficult macroeconomic conditions, such as decreases in discretionary travel, per capita income and level of disposable income, increased and prolonged unemployment, or a decline in consumer confidence as a result of COVID-19 or other emergent public health issues, could have a material adverse effect on the demand for our services. Under difficult economic conditions, potential customers may seek to reduce spending by forgoing RAM services.

Failure of information security and privacy concerns could subject us to penalties, damage our reputation and brand and harm our business and results of operations.

We expect to face significant challenges with respect to information security and privacy, including the storage, transmission and sharing of confidential information. We will transmit and store confidential and private information of our employees, suppliers, customers and other third parties, such as personal information, including names, accounts, user IDs and passwords, and payment or transaction related information.

We are in the process of adopting strict information security policies and deploying advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, an increased level of sophistication of our services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of the measures that we use. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of confidential information or even subject us to fines and penalties. Additionally, complying with various laws and regulations could cause us to incur substantial costs or require that we change our business practices, including our data practices, in a manner adverse to our business.

Further, we will need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the EU adopted the General Data Protection Regulation (the “GDPR”), and the State of California adopted the California Consumer Privacy Act of 2018 (the “CCPA”) to provide additional privacy protections. Additional U.S. states are likely to adopt measures similar to the CCPA in the near term. Both the GDPR and the CCPA impose additional obligations on companies regarding the handling of personal data and provide certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under the GDPR) and regulations can be costly. Any failure to comply with these regulatory standards could subject us to legal and reputational risks.

Compliance with any additional laws and regulations could be expensive and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental entities or others, and damage to our reputation and credibility, and could have a negative impact on revenues and profits.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software used in our company and in our aircraft and data, both personal and proprietary, processed by us or third-party vendors.

We rely extensively on information technology systems and networks to conduct our operations and implement our business strategy. As cyber threats continue to evolve, with increasing sophistication and frequency, the risk to the integrity of these systems and networks, as well as to the confidentiality, integrity, and availability of the data they contain continues to grow. We are at risk for interruptions, outages and breaches of the following systems and data, among others, which are either operated by us or operated by our third-party vendors or suppliers:

•	operational systems, including business, financial, accounting, enterprise resource, product development, data processing or production processes;

•	facility security systems;

•	aircraft technology, including powertrain and avionics and flight control software;

•	the integrated software in our aircraft;

•	personal data;

•	proprietary data; and/or

•	software.

The occurrence of any such incident could disrupt our operational systems, result in loss of intellectual property, trade secrets, know-how or other proprietary or competitively sensitive information, compromise personal data of customers, employees, suppliers or others, jeopardize the security of our facilities or affect the performance of in-product technology and the integrated software in our jets.

Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems, such as the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, deploy, secure Type Certification for our jets, deliver and service our jets, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Any unauthorized access to or control of our jets or their systems or any loss of data could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to our jets, their systems or data, as well as other factors that may result in the perception that our jets, their systems or data are capable of being “hacked,” could negatively affect our brand and harm our business, prospects, financial condition and operating results.

We face risks related to natural disasters, health epidemics and other outbreaks, wars and geopolitical conflicts, any of which could significantly disrupt our operations.

Our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties and progress to the production, manufacturing and commercialization of the Lilium Jets could be adversely affected by events outside of our control, such as natural disasters, wars, including the ongoing war between Russia and Ukraine, health epidemics like COVID-19 and other calamities. Any such event could result in disruptions to our business and operations, create inflationary pressures that adversely affect our anticipated unit and production costs, impact our ability to successfully contract with our supply chain, have adverse impacts on our anticipated costs and commercialization timeline, and may affect our ability to raise additional capital in a timely and cost-effective manner. Existing or additional government actions, including sanctions taken in response to such events, could adversely impact the commercial and regulatory environment in which we operate. Such disruptions could similarly impact our data protection and design efforts, if any such events directly or indirectly impact our corporate, research and development or anticipated production facilities or operations. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis, and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as impair our ability to meet our target certification and commercialization timelines, any of which could adversely affect our business, financial condition and results of operations.

Risks Related to Our Reliance on Third Parties

Our Lilium Jets require complex software, battery technology and other technology systems that remain in development and need to be commercialized in coordination with our vendors and suppliers to achieve serial production. The failure of advances in technology and of manufacturing at the rates and volumes we project may impact our ability to increase the volume of our production or drive down end user pricing.

Our Lilium Jets will use a substantial amount of third-party and in-house software codes and complex hardware to operate. Our software and hardware may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been implemented. We have a limited frame of reference by which to evaluate the long-term performance of our software and hardware systems and our jets, and we may be unable to detect and fix any defects in the jets prior to commencing commercial operations. The development and on-going monitoring of such advanced technologies is inherently complex, and we will need to coordinate with our vendors and suppliers in order to complete full-scale production. Our potential inability to develop the necessary software and technology systems may harm our competitive position or delay the certification or manufacture of our jets.

We are relying on third-party suppliers to develop a number of emerging technologies for use in our products, including lithium-ion battery cell technology. Although many of these technologies are already commercially viable, and initial measurements of our battery supplier have yielded promising results, the final technology of our batteries and other sub-systems is still under development, and the design is not yet finalized, and we are not sure when such design will be finalized. The final cell design of our suppliers may not be able to meet the safety, technological, economical or operational requirements to support the regulatory requirements and performance assumed in our business plan. Any failure of our battery technologies to meet anticipated performance parameters may require us to modify the design specifications of our aircraft or to use alternative battery technologies sourced from other third-party suppliers, any of which could result in delays in the completion of our certification and commercialization activities, which could have an adverse effect on our business, financial condition and results of operations.

We are also relying on third-party suppliers to commercialize these technologies (such as battery cell technology) at the volume and costs we require to launch and ramp-up our production. Our suppliers may not be able to meet the production timing, volume requirements or cost requirements we have assumed in our business plan. Since many of these technologies are proprietary or novel applications that have never been manufactured on a commercial scale (such as battery cell technology), there can be no assurance that our suppliers will be able to achieve the targeted levels of production at the projected cost of such production according to our schedule or at all. If the cost of producing critical components of the Lilium Jet is significantly higher than we anticipate, and we and our suppliers are unable to reduce such production costs in a timely fashion, if and when the Lilium Jet achieves Type Certification we may need to materially increase the sales price from what is expected, which could adversely impact demand for our jets and the viability of our business plan. Our third-party suppliers could face other challenges, such as the lack of raw materials or machinery, the breakdown of tools in production or the malfunctioning of technology as they ramp up production. We have experienced in the past, and it is possible we may experience in the future, delays in the scheduled delivery of certain parts for our flight testing equipment, component parts of the aircraft, and software as a result of supply chain constraints. To the extent we experience further or additional delays to scheduled deliveries of parts and/or software, our ability to achieve Type Certification and commercialization of the Lilium Jet could be delayed or otherwise impacted. As a result, our business plan could be significantly impacted, and we may incur significant delays in production and full commercialization, which could adversely affect our business, prospects and results of operations.

The success of our business may depend in part on our ability to realize the strategic relationships for which we have entered into non-binding MOUs and term sheets and binding agreements with various third parties.

We have entered into non-binding MOUs or term sheets with certain prospective strategic counterparties, including, Bristow Group Inc., Brazilian airline Azul S.A. and Azul Linhas Aereas Brasileiras S.A. (collectively, “Azul”) and NetJets Inc. (“NetJets”), pursuant to which we anticipate negotiating final commercial terms and ultimately entering into definitive agreements to expand the commercialization of the Lilium Jet in launch markets and business models. These non-binding arrangements, and similar arrangements that we may enter into in the future, are an important part of our growth strategy, and any definitive agreements we negotiate and enter into on the basis of such MOUs and term sheets will be important to our ability to achieve and maintain profitability. In connection with such arrangements, it is common for the parties to initially agree to a non-binding MOU or term sheet, to be followed by definitive agreements, if the parties are able to align on remaining commercial terms and satisfy certain conditions. While we have had success migrating some prospective customers from MOUs to definitive agreements, there can be no assurances that we will be successful achieving this with other prospective customers. The failure to enter into definitive agreements with the counterparties to our MOUs or term sheets, or the termination of the MOUs or term sheets, may have a material adverse effect on our business and could result in changes to our business strategy, reputational harm and a negative impact to the price of our Class A Shares or Public Warrants, including to the extent we are not able to realize on previously announced plans or arrangements. Further, such developments could require us to reassess or alter our business strategy, which could delay the commercialization of the Lilium Jet. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our Lilium Jets will make use of lithium-ion battery cells, which can possibly catch fire or vent smoke and flame.

We anticipate the battery packs within our Lilium Jets will use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting gas, smoke and flames in a manner that can ignite or rupture nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain cell failure, a failure of battery packs in our jets could occur or batteries could catch fire during production or testing, which could result in bodily injury or death and property damage and could subject us to lawsuits, regulatory challenges or redesign efforts, all of which would be time consuming and expensive and could harm our brand image. Also, negative public perceptions regarding the suitability of lithium-ion cells for aircraft applications, the social and environmental impacts of cobalt mining or lithium mining or any future incident involving lithium-ion cells, such as a vehicle or other fire, could seriously harm our business and reputation.

We will rely on third-party suppliers and strategic partners for the provision and development of key emerging technologies, components and materials used in our Lilium Jet, such as the lithium-ion batteries that will power the jets, a significant number of which may be single or limited source suppliers. If any of these prospective suppliers or strategic partners choose to not do business with us at all, or insist on terms that are commercially disadvantageous, we may have significant difficulty in procuring and producing our jets, and our business prospects would be harmed.

Third-party suppliers and strategic partners are providing, and will continue to provide, key components and technology to the Lilium Jets. Collaborations with strategic partners are necessary to successfully commercialize our existing and future products. If we are unable to identify or enter into agreements with strategic partners for the development of key technology or if such strategic partners insist on terms that are commercially disadvantageous, including for example the ability to freely commercialize jointly owned intellectual property, we may have significant difficulty in procuring and producing our jets or technologies, components or materials used in our jets. The terms of our existing collaboration agreements typically include one or more of the following: joint ownership of the new intellectual property; assignment of the new intellectual property to either us or the collaborator; either exclusive or non-exclusive licenses to the new intellectual property to us or the collaborator; and other restrictions on our or our collaborator’s use of developments, such as non-competes and time or milestone limited exclusivity provisions. If we are unable to negotiate exclusivity regarding the technology developed under these collaborations, our competitors may be able to access the technology that is owned, solely or jointly, by our collaborator.

In addition to our collaborations, we will be substantially reliant on our relationships with our suppliers for the parts and components in our jets. If any of these suppliers choose to not do business with us at all, or insist on terms, including pricing and payment terms, that are commercially disadvantageous, we may have significant difficulty in procuring and producing our jets, and our business prospects would be harmed. If our suppliers experience any delays in providing us with or developing necessary components, or if our suppliers are unable to deliver necessary components in a timely manner and at prices, quality and volumes acceptable to us, we could experience delays in manufacturing or servicing our jets, delivering on our timelines and launching and scaling up as anticipated, which could have a material adverse effect on our business, prospects and operating results.

While we plan to obtain components from multiple sources whenever possible, we may purchase many of the components used in our Lilium Jets from a single source. While we believe that we may be able to establish alternate supply relationships and can obtain replacement components for our single source components, we may be unable to do so in the short term (or at all) at prices or quality levels that are acceptable to us. Additionally, we could experience delays if our suppliers do not meet agreed upon timelines or experience capacity constraints. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt production or servicing of our jets until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes and other factors beyond our control or which we do not presently anticipate could also affect our suppliers’ ability to deliver components to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

If any of our strategic partners or suppliers become financially distressed or go bankrupt, we may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could cause production disruptions and increase our costs, affect our liquidity or financial performance.

We expect to purchase various types of equipment (including key components such as the battery cells used in our jets), raw materials and manufactured component parts from our strategic partners, e.g., Ionblox, Inc., CUSTOMCELLS, and InoBat, and suppliers. If these strategic partners or suppliers experience substantial financial difficulties, cease operations or otherwise face business disruptions, we may be required to provide substantial financial support to ensure supply continuity or take other measures to ensure components and materials remain available. In the case of our strategic partners, we may also lose all or part of our investment. Any disruption could affect our ability to deliver jets and could increase our costs and negatively affect our liquidity and financial performance.

Any disruptions to our supply chain, significant increase in component costs or shortages of critical components could adversely affect our business and result in increased costs.

Any disruptions to our supply chain, significant increase in component costs or shortages of critical components could adversely affect our business and result in increased costs. Such a disruption could occur as a result of any number of events, including, but not limited to, an extended closure of or any slowdown at our supplier’s plants or shipping delays due to efforts to limit the spread of pathogens (such as COVID-19 and related variants) or implementation of post-COVID-19 policies or practices, war and economic sanctions against third parties, including those arising from the ongoing war between Russia and Ukraine, market shortages due to surges in demand for any particular part or component, increases in prices or the impact of inflation, the imposition of regulations, quotas, restrictions or embargoes on components, labor stoppages, transportation delays or failures affecting the supply chain and shipment of materials and finished goods, third-party interference in the integrity of the parts and components sourced through the supply chain, the unavailability of raw materials, severe weather conditions, adverse effects of climate change, natural disasters, geopolitical developments, war or terrorism and disruptions in utilities, trade embargos and other services. Further, the impact of COVID-19 and related policies and practices and the broader inflationary environment has had, and may continue to have, adverse impacts on our supply chain, which could put pressure on our unit costs in the future and increase upfront payments to our suppliers. We have experienced in the past, and it is possible we experience in the future, delays in the scheduled delivery of certain parts for our flight testing equipment, component parts of the aircraft, and software as a result of supply chain constraints. To the extent we experience further or additional delays to scheduled deliveries of parts and/or software, our ability to achieve Type Certification and commercialization of the Lilium Jet could be delayed or otherwise impacted.

Additionally, any future updates or modifications to the anticipated design of the Lilium Jet may increase the number of parts and components we would be required to source and increase the complexity of our supply chain management. Failure to effectively manage the supply of parts and components could materially and adversely affect our results of operations, financial condition and prospects.

We have entered into or modified arrangements with certain suppliers and other business partners, pursuant to which we have agreed to incur certain non-recurring expenses that expose us to the credit risks of such suppliers.

We have entered into or modified arrangements with certain suppliers and other business partners on whom we rely for the provision and development of key emerging technologies, components and materials used in the Lilium Jet, pursuant to which we will prepay certain non-recurring expenses. These upfront payments of non-recurring expenses expose us to the credit risks of our suppliers and reduce our chances of obtaining the benefits of such costs in the case that these suppliers experience substantial financial difficulties, cease operations or otherwise face business disruptions. In such cases, we may be required to provide substantial financial support to ensure supply continuity or would have to take other measures to ensure components and materials remain available. Moreover, we may have difficulty recovering any such upfront payments if any of our suppliers fails to fulfill its contractual delivery obligations to us. Accordingly, any such disruption could affect our ability to deliver jets and could increase our costs and negatively affect our liquidity and financial performance.

Risks Related to Our Intellectual Property

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. We rely on a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our rights in our technology. Despite our efforts to protect our proprietary rights, third parties, employees and contractors may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights or those rights are not enforceable. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take are aimed to prevent misappropriation. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, including significant amounts of time from our key executives and management, and may not have the desired outcome.

Patent, trademark and trade secret laws vary significantly throughout the world. Some countries do not protect intellectual property rights to the same extent as do the laws of the U.S. and EU. Therefore, we may not be able to secure certain intellectual property rights in some jurisdictions, and our intellectual property rights may not be as strong or as easily enforced outside of the U.S. and the EU. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our anticipated revenue, which would adversely affect our business, prospects, financial condition and operating results.

Our patent applications may not issue as patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which we have filed or plan to file a particular patent application or if we are the first party to file such a patent application. If another party has filed a patent application for the same subject matter as we have, or similar subject matter is otherwise publicly disclosed, we may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue or that our issued patents will afford protection against competitors with similar technology or will cover certain aspects of our products. In addition, our competitors may design around our issued patents, which may adversely affect our business, prospects, financial condition or operating results.

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies.

We cannot assure you that we will be granted patents pursuant to our pending applications or those we plan to file in the future. Even if our patent applications succeed and we are issued patents in accordance with them, these patents could be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could result in refusal or invalidation of our patent applications. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell, lease or market our jets or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents (including non-practicing entities or other patent licensing organizations), trademarks or other intellectual property regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of trademarks relating to our design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease manufacturing our jets, or discontinue use of certain components in our jets, or cease offering services that incorporate or use the challenged intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our jets or other customer service offerings; and/or

•	establish and maintain alternative branding for our jets or services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially and adversely affected. Additionally, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention. Similarly, if our suppliers become party to suits and claims alleging violations or infringements upon a third party’s intellectual property rights, we may be unable to obtain necessary components or technology, and the production and commercialization of the Lilium Jet may be materially delayed, or we may incur substantial costs finding alternatives.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.

Many of our employees were previously employed by other aeronautics, aircraft or transportation companies or by suppliers to these companies. We may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key personnel or our work product could hamper or prevent our ability to commercialize our products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs, delays and demand on management resources.

Risks Related to the Regulatory Environment in which Lilium Operates

We are subject to substantial regulation, and unfavorable changes to, or our failure to comply with, these regulations could substantially harm our business and operating results.

Our eVTOL jets and the operation of our services by us or in certain jurisdictions by our local AOCs or airline customers and third-party operators will be subject to substantial regulation in the jurisdictions in which our eVTOL jets will operate. We expect to incur significant costs in complying with these regulations. Regulations related to the eVTOL industry, including aircraft certification, production certification, passenger operation, flight operation, airspace operation, security regulation and Vertiport regulation, are currently evolving, and we face risks associated with the development and evolution of these regulations.

Our jets must be certified by national civil aviation authorities, such as EASA and the FAA, as further discussed under “Item 4. Information on the Company — B. Business Overview — Regulation — Aircraft Certification” of the Annual Report. Operating our jets in Europe, the U.S. and the Middle East and providing our services must comply with European, U.S. and applicable Middle Eastern laws, regulations, safety standards and customer service regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving certification. Our failure to obtain or maintain certification for our jets or infrastructure would have a material adverse effect on our business and operating results. In addition to obtaining and maintaining certification of our jets, we and our third-party air carriers will need to obtain and maintain operational authority necessary to provide RAM services. A transportation or aviation authority may determine that we and/or our third-party air carriers cannot manufacture, provide or otherwise engage in the services as we contemplated. The inability to implement our envisioned services could materially and adversely affect our results of operations, financial condition and prospects.

To the extent the laws change, our jets and our services may not comply with applicable European, U.S., Middle Eastern, international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

When we expand beyond the EU, the U.S. and the Middle East, such as any prospective expansion into Brazil, there will be Brazilian laws and regulations we must comply with, and there may be laws and regulations in other jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our operations or business practices or that are difficult to interpret and change rapidly. Continued regulatory limitations and other obstacles interfering with our business operations could have a negative and material impact on our business, prospects, financial condition and results of operations.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”), European anti-bribery and corruption laws and other anti-corruption laws and regulations. The FCPA and European anti-bribery and corruption laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient, and our directors, officers, employees, representatives, consultants, agents and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. Additionally, the imposition of and changes in economic sanctions laws in the future could adversely impact our business and the market price of our Class A Shares and Public Warrants.

We will be subject to governmental export and import control laws and regulations as we expand our suppliers and commercial operations outside Europe and the U.S.

Our Lilium Jets will be subject to export control and import laws and regulations, which must be made in compliance with these laws and regulations. For example, we may require licenses to import or export our jets, components or technologies to our production facilities and may experience delays in obtaining the requisite licenses to do so. Periodic audits and audits in connection with the application for licenses by governmental authorities may increase areas of noncompliance that could result in delays or additional costs. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to additional audits, substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers, any of which could have an adverse effect on our business, financial condition and results of operations.

As a company based outside of the U.S., we are subject to economic, political, regulatory and other risks associated with international operations.

As a company registered in the Netherlands with our headquarters in Germany, our business is subject to risks associated with conducting business outside of the U.S. Many of our suppliers and service providers are located outside the U.S. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•	differing and changing regulatory requirements for product approvals;

•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

•	potentially reduced protection for intellectual property and proprietary rights;

•	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in non-U.S. currency exchange rates of the pound sterling, U.S. dollar, euro and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, economic sanctions, import or export licensing requirements or other restrictive actions by governments;

•	differing reimbursement regimes and price controls in certain non-U.S. markets;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share option schemes or equity incentive plans;

•	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

•	litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, typhoons, floods and fires.

Additionally, due to the international scope of our operations, fluctuations in exchange rates, particularly between the euro and the U.S. dollar, may adversely affect us. Although we are headquartered in Germany, we source many critical services in the U.S. and other jurisdictions. Further, potential future revenue may be derived from abroad, particularly from the U.S., the United Kingdom, the Kingdom of Saudi Arabia and Brazil. As a result, our business and the price of our Class A Shares and Public Warrants may be affected by fluctuations in the foreign exchange rates not only between the U.S. dollar and the euro, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place. Our overall success as a global business depends on our ability to anticipate and effectively manage these risks, and there can be no assurance that we will be able to do so without incurring unexpected costs. These and other factors could harm our operations and, consequently, materially impact our business, results of operations and financial condition.

Risks Associated with Lilium Being a U.S. Public Company incorporated in the Netherlands

We will need to further improve our operational and financial systems to support our expected growth, increasingly complex business arrangements and rules governing revenue and expense recognition, and any inability to do so will adversely affect our billing and reporting.

To manage the expected growth of our operations and increasing complexity, we will need to further improve our operational and financial systems, procedures and controls and continue to increase systems automation to reduce reliance on manual operations. Any inability to do so will affect our manufacturing operations, customer billing and reporting. Our current and planned systems, procedures and controls may not be adequate to support our complex arrangements and the rules governing revenue and expense recognition for our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational and financial systems and controls could adversely affect our relationships with our customers, cause harm to our reputation and brand and could also result in errors in our financial and other reporting. We expect that complying with these rules and regulations could substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Any increased costs will increase our net loss. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.

We have identified material weaknesses in our internal control over financial reporting. Failure to remediate the material weaknesses or to otherwise maintain an effective system of internal control over financial reporting could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a U.S. public company incorporated under the laws of the Netherlands, we are required to comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Nasdaq regulations, SEC rules and regulations, the Dutch laws and regulations (including the Dutch Civil Code (the “DCC”) and the DCGC), expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports on a timely basis and are important to help prevent financial fraud.

Our management have concluded that our internal control over financial reporting was not effective for the fiscal year 2023 because we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. For a description of the material weaknesses identified, as well as management’s remediation plans and actions to date, see “Item 15. Controls and Procedures” in the Annual Report.

While we are taking steps to remediate the material weaknesses, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

Further, we anticipate that the process of maturing our accounting and financial functions and infrastructure will result in additional costs, including professional fees and internal costs. Any disruptions or difficulties in implementing or using such a system could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management’s attention. Finally, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Our management has limited experience in operating a U.S. public company and a Dutch N.V.

Our management has limited experience in the management of a U.S. public company and a Dutch N.V. Our management team may not successfully or effectively manage our obligations as a U.S. public company that is subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of our Company. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected.

Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our Class A Shares and Public Warrants.

If we fail to satisfy Nasdaq’s continued listing requirements, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our Class A Shares and Public Warrants. For example, failing to meet the minimum closing bid price of $1.00 for 30 consecutive trading days constitutes non-compliance with a Nasdaq continuing listing standard. On July 11, 2024, we received a written notice from Nasdaq (the “Deficiency Notice”) that we are not in compliance with the minimum bid price requirement based on the closing bid price of our Class A Shares for the 30 consecutive business days from May 24, 2024 to July 9, 2024. If our Class A Shares do not close at a minimum bid price of $1.00 or more for ten consecutive trading days within 180 calendar days of our receipt of the Deficiency Notice, or by June 7, 2025, Nasdaq may institute proceedings to delist our Class A Shares. The closing price of our Class A Shares on July 16, 2024 was $1.02.

A delisting would likely have a negative effect on the price of our Class A Shares and Public Warrants and would impair your ability to sell or purchase our securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below Nasdaq’s minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

We are an “emerging growth company,” and our reduced SEC reporting requirements may make our shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing Date, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of Class A Shares held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, such as an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our securities less attractive because we intend to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find our securities less attractive as a result, there may be a less active, liquid and/or orderly trading market for our Class A Shares and Public Warrants, and the market price and trading volume of our securities may be more volatile and decline significantly.

As a foreign private issuer, we will be exempt from a number of rules under the U.S. securities laws and will be permitted to file less information with the SEC than a U.S. domestic public company, which may limit the information available to our shareholders.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. As long as we are a foreign private issuer, we will not be required to obtain shareholder approval for certain dilutive events, such as the establishment or material amendment of certain equity-based compensation plans, we will not be required to provide detailed executive compensation disclosure in our periodic reports, and we will be exempt from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, our officers and directors will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities.

We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act.

As a foreign private issuer, we will be permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, including those that require listed companies to: have a majority of independent directors (although all of the members of the audit committee must be independent under the Exchange Act) and independent director oversight of executive compensation, nomination of directors and corporate governance matters; have regularly scheduled executive sessions with only independent directors; and adopt and disclose a code of ethics for directors, officers and employees. Accordingly, our shareholders may not have the same protections afforded to shareholders of listed companies that are subject to all of the applicable corporate governance requirements. See also “Item 16 — Corporate Governance” and Exhibit 2.1 to the Annual Report, “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.”

Risks Related to Ownership of Our Class A Shares and Public Warrants

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of our Class A Shares and Public Warrants.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in our implementation, could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which is likely to negatively affect our business and the market price of our Class A Shares and Public Warrants.

We are required to disclose changes made in our internal controls and procedures, and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation, which could negatively affect our business and the market price of our Class A Shares and Public Warrants. See also “— Risks Associated with Lilium Being a U.S. Public Company incorporated in the Netherlands — We have identified material weaknesses in our internal control over financial reporting. Failure to remediate the material weaknesses or to otherwise maintain an effective system of internal control over financial reporting could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.” above.

The market price and trading volume of our Class A Shares and Public Warrants may be volatile and could decline significantly.

Stock markets, including Nasdaq, on which our Class A Shares and Public Warrants are listed, have from time-to-time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market develops and is sustained for our Class A Shares and Public Warrants, the market price of our Class A Shares and Public Warrants may be volatile and could decline significantly. In addition, the trading volume in our Class A Shares and Public Warrants may fluctuate and cause significant price variations to occur. If the market price of our Class A Shares or Public Warrants declines significantly, you may be unable to resell your securities at or above the price you purchased them for. We cannot assure you that the market price of our Class A Shares and Public Warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in the Annual Report;

•	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, liquidity or financial condition;

•	our ability to market our products, services and technology on a timely basis;

•	additions and departures of key personnel, including members of the Board or management;

•	failure to comply with the requirements of the SEC or Nasdaq;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances, sales or resales, or anticipated issuances, sales or resales, of our Class A Shares;

•	sales of substantial amounts of Class A Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;

•	sales of substantial amounts of Class A Shares following the release of transfer restrictions on the sale of shares or upon the exercise or settlement of equity awards of implemented in connection with the Business Combination or otherwise;

•	the performance and market valuations of other similar companies;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	material and adverse impact of any emergent public health issues, including a resurgence of COVID-19 or variants thereof;

•	material and adverse impact of the war between Russia and Ukraine on the markets and the broader global economy;

•	speculation in the press or investment community, or inaccurate or unfavorable research or reports that may be published about us;

•	actual, potential or perceived control, accounting or reporting problems; and

•	changes in accounting principles, policies and guidelines.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares or warrants. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

If securities or industry analysts publish inaccurate or unfavorable research or cease publishing research about us, the price and trading volume of our securities could decline significantly.

The market for our Class A Shares and Public Warrants depends in part on the research and reports that securities or industry analysts publish about us or our business. Currently, we have limited analyst coverage and may not obtain additional analyst coverage in the future or may lose the analyst coverage we have now. We do not have any control over such analysts. If one or more of the analysts who covers us downgrades its opinions about our Class A Shares or ceases publishing about us regularly, demand for our Class A Shares and Public Warrants could decrease, which could cause the market prices and trading volume of our securities to decline significantly. In addition, if securities or industry analysts or other market participants or investors publish inaccurate reports or unfavorable research about us this could adversely affect our reputation or harm investor confidence in our company. Additionally, the publishing of any such reports or research could cause volatility in the trading volumes of our Class A Shares and Public Warrants and cause the market price of our securities to decline significantly.

Future issuances of debt or equity securities may adversely affect us, including the market price of our Class A Shares, and may be dilutive to existing shareholders.

In the future, we may issue debt securities ranking senior to our Class A Shares. Such securities also may be governed by an instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Class A Shares. Because our decision to issue equity, including warrants, or debt securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of our Class A Shares and Public Warrants and be dilutive to existing shareholders.

Future sales, conversions, or exercises by existing securityholders or future offerings of securities by us may cause dilution to our existing shareholders and cause the market price of our securities to fall.

If we or our shareholders, including our executive officers, directors and their affiliates, sell substantial amounts of Class A Shares in the public market, including Class A Shares issuable upon the exercise of outstanding warrants, or if the market perceives that such issuances or sales may occur, the market price of our Class A Shares and our Public Warrants could fall, and it may become more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. A substantial number of Class A Shares are reserved for issuance upon the exercise of stock options, upon settlement of vested restricted stock units, upon conversion of the issued and outstanding Class B Shares, and upon exercise of the Company’s issued and outstanding warrants as of the date of the report on Form 6-K to which this Exhibit 99.2 is attached. These issuances could depress the market price of our Class A Shares and Public Warrants and would result in increased dilution to existing shareholders.

In addition, exercises of significant amounts of options or the settlement of significant amounts of equity awards at one time, including any related sales of Class A Shares as a result of sell-to-cover transactions effected to address any associated tax liabilities or any discretionary sales by the holders, could also reduce the market price of our Class A Shares.

Additionally, vested stock options under our employee stock option program implemented by Lilium GmbH in 2017 generally will be required to be exercised only during certain exercise windows during each quarter (with the exact dates during each quarter to be determined by us). If there are significant exercises of options or settlement of equity awards in a limited period of time, such issuances would be dilutive to existing holders of outstanding shares. Further, significant sales of Class A Shares at one time as a result of associated sell-to-cover transactions or discretionary sales effected in connection with such exercises or settlement, for example as occurred on March 14, 2022, when a substantial volume of Class A Shares were sold in a short period of time, including to cover holders’ tax obligations associated with the exercise and/or settlement of certain options and restricted stock units, may result in trading volatility and reduce the market price of our Class A Shares and Public Warrants.

The likelihood that holders will exercise warrants is generally dependent upon the market price of our Class A Shares. Holders of warrants are more likely to exercise their warrants when the exercise price per share is less than the trading price for a Class A Share.

Additionally, in certain circumstances (for example, if we issue equity at a price per share that is less than $1.00, subject to certain exceptions set forth in the applicable warrant agreement), the exercise price of our outstanding warrants will be reduced. Any reduction in the exercise prices of our outstanding warrants will likely cause the market price of our securities to fall. Additionally, in the event the Company engages in certain dilutive or concentrative transactions, such as share dividends, share splits and consolidations or reclassifications, the exercise price and the number of Class A Shares underlying the then-outstanding warrants will be proportionately increased or decreased.

On May 30, 2024 and June 26, 2024 at extraordinary General Meetings, our shareholders authorized the Board to issue and grant rights to subscribe for Class A Shares up to (i) in the case of the May 30, 2024 General Meeting, a maximum of 15% of the Company’s issued capital as of such date for a period of 36 months from such date, and (ii) in the case of the June 26, 2024 General Meeting, a maximum of 25% of the Company’s issued capital as of such date for a period of 36 months from such date and, in each case, to limit or exclude statutory pre-emptive rights related thereto. In the future, we may seek shareholder approval to further increase the number of Class A Shares authorized for issuance to enable, among other things, the possible issuance of additional Class A Shares in connection with any other capital raising activities. There can be no assurance that our board of directors will seek or receive, if sought, the requisite authorization at a General Meeting to issue additional Class A Shares, or authorization to issue a sufficient amount of Class A Shares as may be necessary to finance our operations in the future.

The future exercise of registration rights may adversely affect the market price of Class A Shares.

Certain Lilium shareholders have registration rights for restricted securities, including under the terms of our Registration Rights Agreement with Qell Partners LLC and certain other shareholders of Lilium that provide for customary “demand” and “piggyback” registration rights for certain shareholders. Additionally, we have entered into a registration rights agreement granting customary registration rights to Azul in respect of the Class A Shares issuable upon the exercise of the Azul Warrants and the Company has also granted registration rights pursuant to the purchase agreements entered into by and among the Company and the investors party thereto in connection with the various private placements the Company has conducted to date. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A Shares and Public Warrants.

Risks for any holders of SPAC Warrants.

We may redeem the SPAC Warrants prior to their exercise at a time that is disadvantageous to holders of SPAC Warrants, thereby making such warrants worthless. We have the ability to redeem outstanding SPAC Warrants at any time prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Class A Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the SPAC Warrant holders. We may not redeem the SPAC Warrants as described above unless a registration statement under the Securities Act covering the Class A Shares issuable upon exercise of such warrants is effective and a current prospectus relating to those Class A Shares is available throughout the 30-day redemption period. If and when the SPAC Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding SPAC Warrants could force holders of SPAC Warrants to (i) exercise their SPAC Warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holders to do so, (ii) sell their SPAC Warrants at the then-current market price when they might otherwise wish to hold the SPAC Warrants or (iii) accept the nominal redemption price, which, at the time the outstanding SPAC Warrants are called for redemption, is likely to be substantially less than the market value of the SPAC Warrants.

In addition, we have the ability to redeem the outstanding SPAC Warrants at any time prior to their expiration, at a price of $0.10 per warrant if, among other things, the closing price of the Class A Shares equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) on the trading day prior to the date on which a notice of redemption is sent to the SPAC Warrant holders. If trading prices for the Class A Shares have not exceeded the $10.00 per share threshold at which the SPAC Warrants would become redeemable, holders will be able to exercise their SPAC Warrants prior to redemption for a number of Class A Shares determined based on the redemption date and the fair market value of the Class A Shares.

The value received upon exercise of the SPAC Warrants (1) may be less than the value the holders would have received if they had exercised their SPAC Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the SPAC Warrants.

Certain provisions of our outstanding warrants could discourage an acquisition of us by a third party.

Certain provisions of our outstanding warrants could make it more difficult or expensive for a third party to acquire us. For example, the Private Warrants and the SPAC Warrants provide that, in the case of certain change of control or “fundamental” transactions, among other things, the surviving entity must assume our obligations under such warrants. Additionally, in certain circumstances, the holders of 2022 Warrants, 2023 Warrants, the Aceville Warrants and the warrants issued by the Company in May and June 2024 will have the right to receive the Black Scholes Value (as defined in the applicable warrant agreement and form of warrant) of such warrants, calculated pursuant to a formula set forth in the applicable warrant agreement and form of warrant, payable either in cash or, in some cases, in the same type or form of consideration that is being offered and being paid to the holders of our Class A Shares. In the case of the SPAC Warrants, certain types of transactions may trigger a reduction in the exercise price of the SPAC Warrants equal to the sum of the price paid per Class A Share in the triggering transaction and the Black Scholes Warrant Value (as defined in the warrant agreement relating to the SPAC Warrants). See also “—Future sales, conversions, or exercises by existing securityholders or future offerings of securities by us may cause dilution to our existing shareholders and cause the market price of our securities to fall.” These and other provisions of our outstanding warrants could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to our shareholders.

Our ability to utilize our net operating loss and tax credit carryforwards to offset future taxable income may be subject to certain limitations.

We have incurred and are likely to continue incurring significant tax losses, which may be limited in their usability under German and other tax laws, in particular following significant shareholder changes. The realization of future tax savings from such tax loss attributes depends on the tax authorities’ acceptance of their continued availability and our ability to generate future taxable income in Germany against which such losses can be offset.

The Company intends to operate so as to be treated as exclusively resident in Germany for tax purposes, but the relevant tax authorities may treat it as also being tax resident elsewhere.

The Company is not a company incorporated in Germany. Therefore, whether it is resident in Germany for German tax purposes will depend on whether its “effective management” is located (in whole or in part) in Germany. The test of “effective management” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the decisions of the German courts and the published practice of the German tax authorities suggest that the Company is likely to be regarded as having become a German resident on this basis from the closing of the Business Combination and remaining so if, as the Company intends (i) most meetings of the Board are held in Germany with a majority of directors present in Germany for those meetings, (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting the Company and its subsidiaries, (iii) those meetings are properly minuted, (iv) the executive directors of the Company, together with supporting staff, are based in Germany and carry out the day-to-day management incumbent upon them (i.e., the actual, organizational and legal acts involved in the ordinary operation of the Company) from Germany and (v) the Company has permanent staffed office premises in Germany.

Even if the Company is resident in Germany for tax purposes on this basis, as expected, it would nevertheless not be treated as a German resident if (a) it were to be concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a tax treaty with Germany and (b) there is a tie-breaker provision in that tax treaty that allocates exclusive residence to that other jurisdiction.

Even if its “effective management” is in Germany, as expected, the Company will be resident in the Netherlands for Dutch tax purposes on the basis that it is a company incorporated under the laws of the Netherlands. As a result, the Netherlands will be allowed to levy corporate income tax on the Company as a Dutch-resident taxpayer, and dividends distributed by the Company will be subject to Dutch dividend withholding tax. Nonetheless, the Company will be regarded as solely resident in Germany under the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income and capital gains (the “DE — NL tax treaty”) as long as its “effective management” is in Germany. The Company anticipates that, so long as the factors listed in the second preceding paragraph are present at all material times, the German and Dutch competent authorities will consider the Company to be solely resident in Germany. This assessment, however, cannot be guaranteed. If there is a change over time to the facts upon which an assessment by (any of) the competent authorities is based, such assessment may also change, which could give rise to the risk that both Germany and the Netherlands would levy dividend withholding tax on distributions by us, as well as the risk of double taxation on our profits.

In addition, the assessment of our sole tax residency in Germany for purposes of the DE — NL tax treaty is subject to the application of the provisions on tax residency as stipulated in the DE — NL tax treaty (as amended from time to time). In line with the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”), which Germany and the Netherlands have (among other countries) entered into, Germany and the Netherlands have amended certain provisions of the DE — NL tax treaty with effect as of January 1, 2023, but have currently not applied the MLI’s provisions on tax residency to the DE — NL tax treaty. However, any changes to the DE — NL tax treaty or the application of the MLI could give rise to the risk that both Germany and the Netherlands would levy dividend withholding tax on distributions by us, as well as the risk of double taxation on our profits.

The rights of shareholders in companies subject to Dutch corporate law differ in material respects from the rights of shareholders of corporations incorporated in the U.S.

We are a public limited liability company incorporated under Dutch law. Our corporate affairs are governed by our articles of association, our internal rules and policies and by the laws governing companies incorporated in the Netherlands. The rights of shareholders may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. The role of the board of directors in a Dutch company is also materially different, and cannot be compared to, the role of a board of directors in a corporation incorporated in the U.S. In the performance of their duties, our board of directors is required by Dutch law to consider the interests of our company and the sustainable success of our business, with an aim to creating long-term value, considering the interests of our shareholders, our employees and other stakeholders of the Company, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.

We will be subject to the DCGC, which contains both principles and best practice provisions on corporate governance that regulate relations between the management board and the General Meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their Dutch annual reports (which are made available to shareholders) whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), the Company is required to give the reasons for such noncompliance. The DCGC applies to Dutch companies listed on a regulated stock exchange or comparable system, whether in the Netherlands or elsewhere, including Nasdaq.

We acknowledge the importance of good corporate governance. However, we do not comply with all the provisions of the DCGC, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of Nasdaq and U.S. securities laws, or because we believe such provisions do not reflect customary practices of global companies listed on Nasdaq. Any such noncompliance may affect your rights as a shareholder, and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

Shareholders may not be able to exercise preemptive rights and, as a result, may experience substantial dilution upon future issuances of shares.

In the event of an issuance of our Class A Shares, subject to certain exceptions, each shareholder will have a preemptive right that is pro rata to the total number of Class A Shares held by such shareholder. Preemptive rights may be restricted or excluded by a resolution proposed by the Board and adopted by the General Meeting. The General Meeting may by resolution also designate the Board for a period not exceeding five years as the body authorized to restrict or exclude preemptive rights. Currently, the Board has been irrevocably authorized by the General Meeting to (i) issue Class A Shares and grant rights to subscribe for Class A Shares for a period of 36 months from July 7, 2023 up to 10% of the issued share capital calculated as of July 7, 2023, (ii) issue Class A Shares and grant rights to subscribe for Class A Shares for a period of 36 months from September 11, 2023 up to 10% of the issued share capital calculated as of September 11, 2023, (iii) issue Class A Shares and grant rights to subscribe for Class A Shares for a period of 36 months from May 30, 2024 up to 15% of the issued share capital calculated as of May 30, 2024 and (iv) issue Class A Shares and grant rights to subscribe for Class A Shares for a period of 36 months from June 26, 2024 up to 25% of the issued share capital calculated as of June 26, 2024 (each, an “Issuance Delegation”). The Board is also irrevocably authorized by the General Meeting to limit or exclude preemptive rights with respect to any issuances conducted pursuant to either of the foregoing Issuance Delegations, which could cause existing shareholders to experience substantial dilution of their holdings.

Our largest shareholders, in part due to our dual class structure, have significant influence in our Company.

Our four largest shareholders currently control nearly 50% of the total voting power of the Company. Class B Shares have three times as many votes per share as Class A Shares. Daniel Wiegand, our Co-Founder and Chief Engineer for Innovation and Future Programs, holds all of the issued and outstanding Class B Shares and controls approximately 10% of the total voting power of the Company. Aceville and its affiliates currently own approximately 21% of our outstanding Class A Shares (which represents approximately 20% of the total voting power of the Company). Lumen Investments Ltd., LGT Global Invest Ltd and Lightrock Growth Fund I S.A. and von und zu Liechtenstein Maximilian Prinz (collectively, “LGT/Lightrock”) collectively own approximately 10% of our outstanding Class A Shares (which represents approximately 9% of the total voting power of the Company). Atomico IV L.P. and Atomico IV (Guernsey) L.P. (collectively, the “Atomico Entities”) currently own approximately 7% of our outstanding Class A Shares (which represents approximately 6%) of the total voting power of the Company). Such calculations are based on the number of Class A Shares and Class B Shares outstanding on July 1, 2024, and do not take into account any exercise of warrants to purchase Class A Shares held by Aceville and its affiliates, LGT/Lightrock or their affiliates. Our largest shareholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

Shareholders with greater than 10% voting power in the Company, such as certain of the aforementioned shareholders, are able to call a special meeting of shareholders to propose matters for shareholder approval such as the removal or election of directors or amendments to our organization documents. Our largest shareholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. For more information about our dual class structure, see Exhibit 2.1 attached to the Annual Report.

Investors may have difficulty enforcing civil liabilities against us or the members of our management and our Board.

We are incorporated in the Netherlands, and we will conduct substantially all of our operations in Germany or Europe through our subsidiaries. A majority of our management and our directors are not U.S. residents and do not have significant assets in the U.S., and the majority of our assets are located outside the U.S. As a result, it may not be possible, or may be very difficult, to serve process on our representatives or us in the United States, or to enforce judgments obtained in U.S. courts against our representatives or us based on civil liability provisions of the securities laws of the U.S. There is no treaty between the U.S. and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court of competent jurisdiction. U.S. investors will be unable to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us, members of our management and our directors. In addition, there is doubt as to whether a Dutch court would impose civil liability on us or the members of our management or our directors in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or our management or directors.

Dutch, German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a Dutch public limited liability company and as a company with its ‘centre of main interest’ in Germany, we are subject to Dutch and German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany, the Netherlands or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

We may be or may become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If we or any of our subsidiaries is a passive foreign investment company (a “PFIC”) for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our ordinary shares that is a U.S. Holder, such U.S. Holder (as defined in the section titled “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders” in the Annual Report) may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. It is uncertain whether we or any of our subsidiaries will be treated as a PFIC for U.S. federal income tax purposes for the current or any subsequent tax year. If we determine that we are a PFIC for any taxable year, upon written request, we will endeavor to provide to a U.S. Holder such information with respect to the Company as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF Election (as defined in the section titled “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders” in the Annual Report), but there is no assurance that we will timely provide such required information. Further, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

See the section titled “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders” in the Annual Report for a more detailed discussion with respect to our PFIC status. Prospective U.S. Holders of Class A Shares, Private Warrants or Public Warrants are urged to consult their tax advisors regarding the possible application of the PFIC rules to them.

We do not anticipate paying dividends.

Under Dutch law, we may only pay dividends to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by our articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by our General Meeting from which it appears that such distribution is allowed. Our Board shall make a proposal to the General Meeting as to which amount of our profit, if any, shall be allocated to the Company’s profit reserves and which amount of the profit will be available for distribution. Our Board is permitted, subject to certain requirements, to declare interim dividends without the approval of the General Meeting. Subject to such restrictions, any future determination or recommendation to pay (interim) dividends will depend on a number of factors, including our results of operations, earnings, cash flow, financial condition, future prospects, contractual restrictions, capital investment requirements, restrictions imposed by applicable law and other factors considered relevant by the Board.

Our Board may decide that all or part of our remaining profits shall be added to our reserves. After such reservation, any remaining profit will be at the disposal of the General Meeting at the proposal of our Board, subject to the applicable restrictions of Dutch law.

We have never declared or paid any cash dividends on our shares and we do not anticipate paying any dividends on our shares for the foreseeable future. We currently intend to retain any earnings for future operations.

Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that our shareholders might consider to be favorable and prevent or frustrate any attempt to replace or remove the Board at the time of such acquisition bid.

Certain provisions of our articles of association may make it more difficult for a third party to acquire control of the Board or effect a change in the composition of the Board. These include:

•	the General Meeting may adopt a resolution to authorize the Board to issue Class A Shares and to limit or exclude preemptive rights on those Class A Shares, which could enable the Board to dilute the holdings of an acquirer by issuing Class A Shares to other parties;

•	a provision that our directors can only be removed (other than pursuant to a proposal by the Board) by our General Meeting by a majority of at least two thirds of the votes cast, provided such votes represent more than half of the issued share capital; if and to the extent permitted by law, our Executive Directors may also be suspended by the Board; and

•	a requirement that certain matters, including an amendment of our articles of association, a legal merger, legal demerger or a resolution to dissolve the Company, may only be brought to the shareholders for a vote upon a proposal by the Board.

Such provisions could discourage a takeover attempt and impair the ability of shareholders to benefit from a change in control and realize any potential change of control premium. This may adversely affect the market price of our Class A Shares and Public Warrants. For additional information, see Exhibit 2.1 attached to the Annual Report.